Exhibit 99.1

Global Cord Blood Corporation Obtained Injunction Order
Against Blue Ocean in respect of Purported EGM

HONG KONG, China, July 6, 2022 — Global Cord Blood Corporation (NYSE: CO, “GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that an injunction order (the “Order”) previously obtained by the Company on June 15, 2022 from the Grand Court of the Cayman Islands (the “Court”) against Blue Ocean Structure Investment Company Limited (“Blue Ocean”) was officially issued by the Court on July 6, 2022. The Order provides, among other things, that:

Until further order of the Court, any resolution or resolutions ("Resolutions") that might be passed or purported to be passed at any extraordinary general meeting of the Company to be held or purporting to be held on June 16, 2022 ("the Purported EGM") or other meeting held or purporting to be held pursuant to a Notice of Extraordinary General Meeting dated June 3, 2022 (on June 16, 2022 or any other date) shall not take effect and shall not be implemented, and Blue Ocean must not:

•	rely or purport to rely upon any such Resolutions; and/or

•	seek to convene or convene any extraordinary general meeting of the Company or other meeting.

There will be a further hearing in respect of the Order and other matters on July 13-15, 2022. The Company cautions its shareholders and others considering trading its ordinary shares to remain alert to the risks related to the present proceedings. The Company looks forward to providing investors with an update as and when it is appropriate to do so.

About Global Cord Blood Corporation

Global Cord Blood Corporation is an umbilical cord blood banking operator serving multiple regions in China. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com